September 9, 2024

Bin Xue
Chief Executive Officer
WEBUY GLOBAL LTD
35 Trampines Street
92 Singapore 528880

       Re: WEBUY GLOBAL LTD
           Registration Statement on Form F-1
           Filed August 16, 2024
           File No. 333-281605
Dear Bin Xue:

     We have conducted a limited review of your registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed August 16, 2024
Prospectus Summary
The Offering, page 9

1. Please revise your disclosure here and throughout your registration statement as necessary to accurately reflect the conversion price of the shares issuable upon conversion of the Convertible Note. In this regard, we note that your disclosure here reflects that the conversion price will be 90% of the average of the 3 lowest daily VWAPs during the 20 trading days prior to the payment date selected by the selling shareholder. However, as reflected in the Senior Secured Convertible Promissory Note dated July 25, 2025 filed as
       Exhibit 10.2 to your Form 6-K filed July 30, 2024, and elsewhere in your prospectus, it appears the conversion price is $0.213 subject to certain adjustments (e.g., stock splits and dividends) and is not dependent on the market price of your outstanding shares. Further, please file the Convertible Note as an exhibit to this registration statement.
 September 9, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kate Beukenkamp at 202-551-3861 or Erin Jaskot at 202-551-3442 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Mengyi "Jason" Ye